UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LCNB Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50181P100

(CUSIP Number)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  50181P100

1. NAME OF REPORTING PERSONS.
	Ralcor Investors Limited Partnership
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	Tax ID: 31-1780698
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [ ] The persons' names in Item 1 of each of the two cover pages are husband and wife. This is a joint filing pursuant to Rule 13d-1(k)(1).
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	Ohio
Number of Shares Beneficially Owned By Each Reporting Person with:		5.	SOLE VOTING POWER:	164,670
		6.	SHARED VOTING POWER:	-0-
		7.	SOLE DISPOSITIVE POWER:	164,670
		8.	SHARED DISPOSITIVE POWER:	-0-
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	164,670
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	5.00%
12. TYPE OF REPORTING PERSON (See Instructions):
	PN

Item 1.
(a)	Name of Issuer:	LCNB Corp.
(b)	Address of Issuer’s Principal Executive Office:
2 N. Broadway Lebanon, Ohio 45036

Item 2.
(a)	Name of Person Filing:	Ralcor Investors Limited Partnership
(b)	Address of Principal Business Office:	895 Sanctuary Lane Maineville, Ohio 45039
(c)	Citizenship:	Ohio
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	50181P100
Item 3.
Not Applicable
Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	164,670
(b)	Percent of Class:	5.00%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	See Cover Pages
(ii)	shared power to vote or to direct the vote:	See Cover Pages
(iii)	sole power to dispose or direct the disposition of:	See Cover Pages
(iv)	shared power to dispose or direct the disposition of:	See Cover Pages
Item 5.
Not applicable
Item 6.

Ralcor Investors Limited Partnership is a limited partnership organized in the State of Ohio.  It has two general partners, Mary Jo Cropper and Robert C. Cropper.  Mr. Cropper is also the managing partner of the partnership.  Both general partners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.
Not applicable
Item 8.
Not applicable
Item 9.
Not applicable
Item 10.
Not applicable

_______________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2005	Ralcor Investors Limited Partnership By: /s/ Robert C. Cropper Name: Robert C. Cropper Title: Managing General Partner